UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*


                         Banyan Mortgage Investment Fund
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  066 82 P 106
                                 (CUSIP Number)

                                Monica Lord, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 715-9100
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 2, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 22 Pages

                                  SCHEDULE 13D
CUSIP No.  066 82 P 106
-----------------------

1)  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Gabriel Capital, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |X|
                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             1,349,962 (See Item 4)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,349,962 (See Item 4)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,349,962 (See Item 4)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.9% (See Item 4)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------


                                Page 2 of 22 Pages

                                  SCHEDULE 13D
CUSIP No.  066 82 P 106
-----------------------
1)NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ariel Fund Limited
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |X|
                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             1,991,103 (See Item 4)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,991,103 (See Item 4)
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,991,103 (See Item 4)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.2% (See Item 4)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------


                                Page 3 of 22 Pages

                                  SCHEDULE 13D
CUSIP No.  066 82 P 106
-----------------------
1)NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ariel Management Corp.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |X|
                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   00
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             220,835 (See Item 4)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             1,991,103 (See Item 4)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        220,835 (See Item 4)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,991,103 (See Item 4)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,938 (See Item 4)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.7% (See Item 4)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------


                                Page 4 of 22 Pages

                                  SCHEDULE 13D
CUSIP No.  066 82 P 106
-----------------------
1)NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  J. Ezra Merkin
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |X|
                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   00
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             220,835 (See Item 4)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          3,341,065 (See Item 4)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        220,835 (See Item 4)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        3,341,065 (See Item 4)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,561,900 (See Item 4)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.5% (See Item 4)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------


                                Page 5 of 22 Pages

                                  SCHEDULE 13D


         This Amendment No. 4 amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D, as previously amended by Amendment No. 1 dated December 5, 1995, Amendment No. 2 dated May 17, 1996 and Amendment No. 3 dated November 19, 1996 (the "Schedule").

Item 3.  Source and Amount of Funds.

         The information contained in Item 3 to the Schedule is hereby amended by adding the following:

         From November 21, 1996 through December 3, 1996: (i) Gabriel purchased an aggregate of 231,001 shares of Common Stock at an aggregate cost of $99,446.26 using its own funds; (ii) Ariel Fund purchased an aggregate of 340,710 shares of Common Stock at an aggregate cost of $146,676.09 using its own funds; and in addition, (iii) Ariel caused one of its private discretionary investment accounts to purchase 37,789 shares of Common Stock at an aggregate cost of $16,268.29 using the funds of such account. See Item 5 and Schedule I hereto.

Item 4.  Purpose of Transaction.

         The information contained in Item 4 to the Schedule is hereby amended by adding the following:

         On December 3, 1996, Gabriel, Ariel Fund and Ariel entered into the Common Stock Purchase and Sale Agreement with RGI Holdings, Inc. (the "Purchase and Sale Agreement") pursuant to which such persons agreed to sell their entire holdings of Common Stock to RGI Holdings, Inc. The Purchase and Sale Agreement is included as Exhibit A to this Amendment No. 4 to Schedule 13D. The closing is expected to occur on December 6, 1996.

Item 5.  Interest in Securities of Issuer.

         The information contained in Items 5(a), (b) and (c) to the Schedule is hereby amended and supplemented to read in its entirety as follows:

         (a) and (b) Subject to the terms of the Purchase and Sale Agreement, Gabriel is the beneficial owner of 1,349,962 shares of Common Stock, for a total beneficial ownership of 2.9% of the outstanding shares of Common Stock.

         Subject to the terms of the Purchase and Sale Agreement, Ariel Fund is the beneficial owner of 1,991,103 shares of Common Stock, for a total beneficial ownership of 4.2% of the outstanding shares of Common Stock.

         Subject to the terms of the Purchase and Sale Agreement, Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,991,103 shares of Common Stock owned by Ariel Fund. In addition, subject to the terms of the Purchase and Sale Agreement, Ariel has sole dispositive and voting power with respect to 220,835 shares of Common Stock purchased by a private discretionary investment account. Accordingly, subject to the terms of the Purchase and Sale Agreement, Ariel may be deemed to be the beneficial owner of 2,211,938 shares of Common Stock, or 4.7% of the outstanding shares of Common Stock.


                                Page 6 of 22 Pages

         As the General Partner of Gabriel, subject to the terms of the Purchase and Sale Agreement, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,349,962 shares of Common Stock owned by Gabriel. In addition, subject to the terms of the Purchase and Sale Agreement, as the sole shareholder and president of Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,991,103 shares of Common Stock owned by Ariel Fund and the 220,835 shares of Common Stock owned by Ariel's private account. Accordingly, subject to the terms of the Purchase and Sale Agreement, Merkin may be deemed to be the beneficial owner of 3,561,900 shares of Common Stock, or 7.5% of the outstanding shares of Common Stock.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d- 3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 47,307,527 outstanding shares of Common Stock of the Issuer as of November 13, 1996, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

         Jack N. Mayer, a portfolio manager employed by Ariel and Merkin, individually owns 2,000 shares of Common Stock. The Reporting Persons disclaim beneficial ownership of these shares of Common Stock.

         (c) Schedule I indicates the transactions effected by the Reporting Persons during the period from November 19, 1996 through December 3, 1996 other than the execution of the Purchase and Sale Agreement. All such trades were effected through the public markets.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information contained in Item 6 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

         On December 3, 1996, Gabriel, Ariel Fund and Ariel entered into the Purchase and Sale Agreement pursuant to which such persons agreed to sell their entire holdings of Common Stock to RGI Holdings, Inc. The Purchase and Sale Agreement is included as Exhibit A to this Amendment No. 4 to Schedule 13D. The closing is expected to occur on December 6, 1996. In connection with such sale, Gabriel, Ariel Fund and Ariel will submit a superseding proxy to the Issuer approving the Issuer's proposed merger transaction with RGI U.S. Holdings, Inc.

Item 7.  Material to Be Filed as Exhibits

         The information contained in Item 7 to the Schedule is hereby amended by adding the following Exhibit:

   Exhibit A:  Common  Stock  Purchase  and  Sale  Agreement  by and  among  RGI
               Holdings, Inc., Gabriel, Ariel Fund and Ariel dated December 3, 1996.


                               Page 7 of 22 Pages

Signature.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


                              GABRIEL CAPITAL, L.P.


                              By:/s/ J. Ezra Merkin
                                 --------------------
                                 Name: J. Ezra Merkin
                                 Title: General Partner


                              ARIEL FUND LIMITED


                              By: MEESPIERSON MANAGEMENT
                                  (CAYMAN) LIMITED


                              By:/s/ P.A. De Ruijter  /s/ R.H. Hanson
                                 ------------------------------------
                                 Name:  P.A. De Ruijter   R.H. Hanson
                                 Title: Director          Director



                               ARIEL MANAGEMENT CORP.


                              By:/s/ J. Ezra Merkin
                                 --------------------
                                 Name: J. Ezra Merkin
                                 Title: President


                              /s/ J. Ezra Merkin
                              --------------------
                                  J. Ezra Merkin


Dated:  December 4, 1996


                                 Page 8 of 22 Pages

                                   SCHEDULE I

           Purchases of Shares of Common Stock After November 19, 1996


                                                                            Number of Shares
                                                       -----------------------------------------------------------


                       Aggregate                        Aggregate
                        Dollar           Price Per       Share             Ariel                       Private
     Date               Amount             Share         Amount             Fund        Gabriel        Account
-----------------    -------------     -----------   ------------     ------------    -----------   -------------

Balance as of
November 19, 1996          --               --         2,952,400        1,650,393        1,118,961        183,046

November 21, 1996       $13,406.25      $0.40625          33,000           18,447           12,507          2,046

November 22, 1996        $7,190.63      $0.40625          17,700            9,894            6,708          1,098

November 25, 1996       $28,640.62      $0.40625          70,500           39,410           26,720          4,370

November 26, 1996        $9,912.50      $0.40625          24,400           13,640            9,248          1,512

November 27, 1996        $5,159.38      $0.40625          12,700            7,099            4,813            788

November 29, 1996        $1,300.00      $0.40625           3,200            1,789            1,213            198

November 29, 1996       $65,625.01      $0.43750         150,000           83,850           56,850          9,300

December 2, 1996        $90,562.51      $0.43750         207,000          115,713           78,453         12,834

December 2, 1996         $5,768.75      $0.40625          14,200            7,938            5,382            880

December 3, 1996        $27,187.49      $0.46875          58,000           32,421           21,982          3,597

December 3, 1996         $7,637.50      $0.40625          18,800           10,509            7,125          1,166

Aggregate Purchases
November 21, 1996
through December 3,
1996                   $262,390.64          --           609,500          340,710          231,001         37,789
                       -----------                     ---------        ---------        ---------        -------

Balance as of
December 3, 1996              --            --         3,561,900        1,991,103        1,349,962        220,835
-----------------------------------------------------------------------------------------------------------------


                               Page 9 of 22 Pages